EXHIBIT C
TO SCHEDULE 13D/A

TRANSACTION DESCRIPTION

The following describes transactions in Class B Common Stock during the 60 days preceding the filing of this Schedule 13D/A.

Frank B. Holding, Jr. – On November 26, 2025, 135 shares of Class B Common Stock were purchased by a trust for Mr. Holding's benefit.

Hope H. Bryant – On December 22, 2025, upon termination of the Hope H. Bryant 2023 Grantor Retained Annuity Trust ("GRAT"), an aggregate of 7,442 shares of Class B Common Stock were transferred to Mrs. Bryant's three adult children as a remainder distribution.